VECTOR

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail:flacireno@vectorlaw.com

COPY

Our File No. 1513

02015669

VIA SEDAR

February 12, 2002

SUPPL

Attention: Manager, Information and Records

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

MAR 01 2002

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
News Release – Private Placement Transaction

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated February 12, 2002.

We advise that in order to meet the dissemination requirements of the Canadian Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine

Market News

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: *"Fina Lacireno"*

Fina Lacireno
Legal Assistant

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

ftl
Encl.

cc: Cadre Resources Ltd. (Attn: R. Page Chilcott)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No. 82-2911, w/encl.)

p:\clients\1-sedar\cadre\news-rel\sob-ltl.doc

Cadre Resources Ltd.

P.O. Box 48836 Bentall Centre
595 Burrard St., Vancouver, B.C. V7X 1A8
Phone: (604) 830-2665

Canadian Venture Exchange – CSL

12g-2(b):82-2911
BB:CDRUF

February 12, 2002

NEWS RELEASE

R. Page Chilcott, the President of Cadre Resources Ltd. (the "Company") announces the Company has negotiated a private placement for a total of 1,000,000 units (the "Private Placement Units.

The Private Placement Units are comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at US$ 0.20 per Unit to net the treasury an aggregate of US$200,000. One share purchase warrant will entitle the placee to purchase one additional common share of the Company for a period of 24 months from the date of the initial purchase at C$ 0.40 per share.

A 10% finder's fee is payable on the transaction.

The common shares and any shares issued on the exercise of the share purchase warrants forming a part of the Private Placement Units will be subject to a "hold period" as consistent with the policies of the Canadian Venture Exchange and in accordance with all applicable securities laws and regulations.

The proceeds of the private placement and from exercise of the warrants will be used to provide working capital, and to advance the Company's business in Venezuela.

Terms of the private placement transaction are subject to acceptance by the Canadian Venture Exchange and any other regulatory authority having jurisdiction.

The Company has accepted the resignation of Campbell H. Pearson as a Director and Officer of the Company effective immediately due to regulatory conflicts of interest. Mr. Campbell will continue to act for the Company in the capacity of a consultant.

CADRE RESOURCES LTD.

Per: *"R. Page Chilcott"*
R. Page Chilcott, President